Exhibit 99.1

FEMSA Forward

BradyIFS and Envoy Solutions come together to create a compelling new platform

Monterrey, Mexico, August 29, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that it has entered into definitive agreements with BradyIFS to create a new platform within the facility care, foodservice disposables, and packaging distribution industries in the United States. The combined platform will bring together Envoy Solutions LLC and BradyIFS in a highly complementary combination, positioned to serve and provide value to its customers and suppliers effectively and efficiently across the country.

Transaction Highlights

•	Upon closing, FEMSA will receive approximately US$1.7 billion in cash and retain an ownership stake of approximately 37% in the combined entity, which is expected to have pro-forma revenues approaching US$5 billion.

•	For the purposes of this transaction, the Envoy Solutions valuation implies an unlevered double-digit annualized rate of return on the accumulated capital invested by FEMSA since entering this business in 2020.

•	Approximately 63% of the combined entity will be owned by existing BradyIFS equity holders led by Kelso & Company and its affiliate funds and including BradyIFS management; by funds managed by Warburg Pincus LLC; and by the current minority shareholders of Envoy Solutions.

Transaction Rationale

•	The transaction will allow Envoy Solutions and BradyIFS to combine their strengths and complementary footprints to create a strong customer-focused platform to effectively provide its customers with high-value solutions, and its supplier partners with excellent market reach, delivering more products and solutions in more locations across the United States.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	August 29, 2023	| Page 1

FEMSA Forward and Strategic Update

•	This transaction allows the Company to implement FEMSA Forward with regards to Envoy Solutions while maximizing shareholder value, within a reasonable timeframe. Reaching this milestone was made possible by the tireless effort of the Envoy Solutions team. FEMSA will aim to contribute to the governance and continued value creation at the combined entity, mainly through FEMSA’s participation on the Board of Directors. FEMSA does not expect to contribute incremental capital to the combined entity going forward.

•	With this announcement, FEMSA has now addressed a major portion of the divestiture plans outlined in the FEMSA Forward strategy. Our focus will remain on the continued execution of the Company’s long-range plans in retail, beverages and digital, which will include a combination of organic growth and inorganic investments within these core verticals, as well as other capital allocation actions that pursue the maximization of long-term intrinsic value per share, with a balanced combination of yield and growth. The Company will share more details of this strategy in the months to come.

The transaction announced today is subject to customary regulatory approvals and is expected to close in the coming months.

About Kelso

Kelso is one of the oldest and most established firms specializing in private equity investing. Since 1980, Kelso has raised a total of 11 private equity funds and invested approximately $19 billion of equity capital in more than 140 companies. Kelso was founded by the inventor of the Employee Stock Ownership Plan (ESOP) and, as a result, the principles of partnership and alignment of interest serve as the foundation of the firm's investment philosophy. Kelso benefits from a successful investment track record, deep sector expertise, a long-tenured investing team, and a reputation as a preferred partner to management teams and corporates. Kelso has significant experience investing in distribution/packaging, having deployed approximately $1.4 billion of equity capital in the sector since 2015. For more information, please visit www.kelso.com.

About Warburg Pincus

Warburg Pincus LLC is a leading global growth investor. The firm has more than $83 billion in assets under management. The firm’s active portfolio of more than 250 companies is highly diversified by stage, sector, and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 21 private equity and 2 real estate funds, which have invested more than $112 billion in over 1,000 companies in more than 40 countries. Warburg Pincus is an active investor in industrials, with current and historical investments including, Consolidated Precision Products, Duravant, El Carwash, Extant Aerospace, Infinite Electronics, Pregis, Service Logic, Sundyne, TransDigm, TriMark USA, Wencor, among others. The firm is headquartered in New York with offices in Amsterdam, Beijing, Berlin, Hong Kong, Houston, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai, and Singapore. For more information please visit www.warburgpincus.com. Follow us on LinkedIn.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	August 29, 2023	| Page 2